================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  FORM U-3A-2



                         STATEMENT BY HOLDING COMPANY
                      PURSUANT TO REGULATION 250.2 OF THE
                      PUBLIC UTILITY HOLDING COMPANY ACT
                                    OF 1935


                              EXEMPTION STATEMENT


                           SIERRA PACIFIC RESOURCES
               ------------------------------------------------
               (Exact name of Claimant as specified in Charter)



               NEVADA                               88-0198358
----------------------------------     ---------------------------------------
     (State of incorporation            (I.R.S. Employer Identification No.)
        or organization)


                                P.O. Box 30150
                   (6100 Neil Road) Reno, Nevada 89520-3150
          -----------------------------------------------------------
          (Address of principal executive offices including Zip Code)

                                (702) 689-5400
              --------------------------------------------------
              (Claimant's telephone number, including area code)


                               Malyn K. Malquist
                                P.O. Box 30150
                            Reno, Nevada 89520-3150
                    (Name and address of agent for service)

================================================================================

                     CALENDAR YEAR ENDED DECEMBER 31, 1996

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                   UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1. Name, State of organization, location and nature of business
   ------------------------------------------------------------
   of claimant and every subsidiary thereof, other than any
   ------------------------------------------------------------
   other than any exempt wholesale generator (EWG) or foreign
   ------------------------------------------------------------
   utility company in which claimant directly or indirectly
   ------------------------------------------------------------
   holds an interest.
   ------------------

   Sierra Pacific Resources (the Company) is a Nevada holding company which became the parent of Sierra Pacific Power Company (Power Company) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of the Power Company's Common Stock ($3.75 par value) automatically converted to one share of the Company's Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of the Power Company, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150.

   The Power Company is a public utility engaged principally in the generation, purchase, transmission, distribution and sale of electric energy to approximately 278,000 customers in a total service area of approximately 50,000 square miles in western, central and northeastern parts of Nevada (including the cities of Reno, Sparks, Carson City and Elko) and an eastern portion of California (in the Lake Tahoe area). The Power Company also provides gas service to approximately 95,000 gas customers in a total area of approximately 600 square miles in Reno-Sparks and the surrounding area, and water service to approximately 63,000 customers in a total area of approximately 160 square miles in the Reno-Sparks metropolitan area.

   The Power Company is a Nevada corporation organized in 1965 as successor to a Maine corporation organized in 1912 and is a wholly-owned subsidiary of the Company.

    In June 1994, the Power Company, SPR, and Washington Water Power Company
(WWP) entered into a Merger Agreement which provided for the merger of the parties into an entity named Resources West Energy Corporation. (That name was later changed to Altus Corporation (Altus). Under the terms of the Merger Agreement, if the merger was not consummated before June 27, 1996, any party, by providing written notice to the other, could terminate the Merger Agreement. On June 28, 1996, WWP provided written notice to the Power Company and the Company that it was terminating the Merger Agreement. Since that time, petitions to withdraw the Merger Agreement have been filed in all jurisdictions having approval jurisdiction over the merger. The Power Company will continue to operate as a separate utility and as a wholly-owned subsidiary of Sierra Pacific Resources.

    Tuscarora Gas Pipeline Company (TGPC) is a Nevada Corporation, which is a wholly-owned subsidiary of the Company. TGPC was formed in 1993 for the purpose of entering into a partnership with TransCanada Pipe Lines USA, Limited of Calgary, Alberta, Canada, to develop, construct and operate a new natural gas pipeline system that will serve an expanding gas market in Reno, northern Nevada and northeastern California. The 229-mile Tuscarora Pipeline was completed in November 1995, and extends southeast from the terminus of the Pacific Gas Transmission System in Oregon through California and Nevada to a location near Reno. Funding for the project was provided equally by both partners. The Tuscarora Pipeline is regulated by the FERC and had received all necessary approvals and authorizations to begin service by November 29, 1995. Commercial operations commenced on December 1, 1995.

   Lands of Sierra, Inc. (LOS) is a Nevada corporation, which is a wholly-owned subsidiary of the Company. LOS was organized in 1964 for the purpose of real estate development of the Power Company's non-utility property. LOS was engaged in the development and management of land and real estate properties in Nevada and California. These properties include retail, industrial, office and
residential sites, timberlands, and properties at Lake Tahoe.   SPR has  decided
to focus on its core energy business and, in keeping with this business strategy, management continues to focus on a profitable phase-out during 1997.

    Sierra Gas Holding Company (SGHC), formerly Sierra Energy Company (SECO), is a Nevada Corporation, which is a wholly-owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.

    SECO is now conducting an energy and energy efficiency related products, good and services business under the fictitious firm name of e-three. Organized in October 1996, e-three is a wholly-owned subsidiary of Sierra Pacific Resources. The purpose of e-three is to provide comprehensive energy services in commercial and industrial markets. Its principal products will focus on energy-related solutions to increase customer's productivity and profits.

    Sierra Water Development Company (SWDC) is a Nevada corporation, which is a wholly-owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada.

   In August 1992 the Power Company executed a cooperative agreement with the
U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Pinon Pine Power Project, (Pinon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program. Total cost of Pinon is approximately $259 million. The DOE is providing funding for approximately half of the construction costs and half of the operating and fuel expenses for the first four years of operation. The DOE has committed $168 million of funding for the project. Any costs over $168 million are the responsibility of the Company.

    Pinon Pine Corporation (PPC) and Pinon Pine Investment Company (PPIC) are subsidiaries of the Power Company, own 25% and 75%, respectively, of a 38% partnership interest in Pinon Pine Company LLC (The LLC) with a subsidiary of General Electric Capital Corporation (GECC) holding a 62% interest. The LLC was formed to take advantage of federal income tax credits associated with the alternative fuel (syngas) produced by the coal gasifier and available under
Section 29 of the Internal Revenue Code.

    The Power Company completed a transaction with GECC on December 15, 1995, creating a limited liability company (LLC), to assume ownership of the coal gasifier, coal and limestone receipt and handling equipment and certain other related assets. The Power Company is responsible for construction, start-up and integration of the Gasification Facility into the operation of the Power Company-owned Post-Gasification Equipment and Power Island. Construction began on Pinon in February, 1995, following approval of the Power Company's resource plan and the receipt of all permits and other approvals. The gas and steam portion (combustion cycle) was satisfactorily completed and placed in service on December 1, 1996. The balance of the plant will be completed by mid-year 1997.

    Sierra Pacific Power Capital I, (the Trust), is a wholly-owned subsidiary of the Power Company. The existence of the Trust is for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from the Power Company its 8.60% Junior Subordinated Debentures due July 30, 2036, in a principal amount of $50 million.

2.  A brief description of the properties of claimant and each of
    -------------------------------------------------------------
    its subsidiary public utility companies used for the
    -------------------------------------------------------------
    generation, transmission, and distribution of electric energy
    -------------------------------------------------------------
    for sale, or for the production, transmission, and distribu-
    -------------------------------------------------------------
    tion of natural or manufactured gas, indicating the location
    -------------------------------------------------------------
    of principal generating plants, transmission lines, producing
    -------------------------------------------------------------
    fields, gas manufacturing plants, and electric and gas
    -------------------------------------------------------------
    distribution facilities, including all such properties which
    -------------------------------------------------------------
    are outside the State in which claimant and its subsidiaries
    -------------------------------------------------------------
    are organized and all transmission or pipelines which deliver
    -------------------------------------------------------------
    or receive electric energy or gas at the borders of such
    -------------------------------------------------------------
    State.
    -------------------------------------------------------------

(a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

(b) The electric properties of the Power Company, the public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas and water properties are entirely located within the State of Nevada.


    The Power Company's electric generation is supplied by power plants which utilize fuel as set forth below:

                            No. of                   Capacity      Location
    Power Plant              Unit         Fuel         (kw)        (State)
    -----------             ------        ----       --------      --------
    Tracy                     3           Gas/Oil    244,000       Nevada
    Ft. Churchill             2           Gas/Oil    226,000       Nevada
    Valmy (1)                 2           Coal       265,000       Nevada
    Clark Mountain            4           Gas/Oil    138,000       Nevada
    Pinon Pine (2)            1           Coal, Gas   89,000       Nevada
    Farad                     2           Hydro        2,500       Calif.
    Fleish                    1           Hydro        2,250       Nevada
    Verdi                     1           Hydro        2,150       Nevada
    Washoe                    2           Hydro        2,200       Nevada
    Winnemucca Gas Turbine    1           Gas/Oil     17,000       Nevada
    Kings Beach Diesel        6           Oil         16,500       Calif.
    All Other Diesels        20           Oil         33,300       Nevada

    (1) Valmy Units #1 and #2 are owned jointly by the Power Company and Idaho Power Company. Each company owns a 50 percent share of this 532,000
         KW facility.

    (2) The gasifier portion of Pinon Pine is owned by the Pinon Pine Company LLC, (The LLC), 62% of which is owned by a subsidiary of General Electric Capital Corporation, (GECC), and 38% which is wholly owned through two of its subsidiaries by the Power Company. The amount shown above represents the entire syngas output of Pinon as the LLC sells its entire share only to the Power Company.

    The Nevada Commission, through the electric resources planning process, approved the Pinon Pine project in the winter of 1996-97, providing 106 MW for the winter and 89MW for the summer. Pinon is a coal-gasification plant that has qualified for funding under the federal Clean Coal Technology Plan. The gas and steam portion was completed and placed in service December 1, 1996. The balance of the plant will be completed by mid-year 1997. The DOE will fund approximately 50% of the project's construction costs and half of the operating and fuel expenses for the first four years of operation. The DOE has committed $168 million of funding for the project. Any costs over the $168 million are the responsibility of the Power Company.

  The Power Company is interconnected with neighboring utilities as follows:

  The Power Company's transmission lines extend some 300 miles from the crest of the Sierra Nevada mountains in eastern California northeast to the Nevada-Idaho border at Jackpot, Nevada, and some 250 miles from the Reno area south to Tonopah, Nevada. A 230 kilovolt (KV) transmission line connects the Power Company to facilities near the Utah-Nevada state line which interconnects the Power Company to PacifiCorp's Utah division, and a 345 KV transmission line connects the Power Company to Idaho Power facilities at the Idaho-Nevada state line. The Power Company also has two 120 KV lines and one 60 KV line interconnecting with Pacific Gas and Electric Company (PG&E) on the west side of the Power Company's system at Donner Summit, California. Two 60kv transmission ties allow wheeling of up to 14 MW of power from the Beowawe Geothermal Project, located within the Power Company's service territory, to Southern California Edison. These interties are available for use during emergency conditions affecting either party.

   The Power Company is currently developing the Alturas intertie. This is a 345 KV line which is expected to originate at the Bonneville Power Administration transmission line near the northeastern California town of Alturas and extend south some 165 miles to an existing Power Company substation in Reno. In January 1996, the California Public Utility Commission certified the final Environmental Impact Report/Statement (EIR/S) prepared for the project and granted the Power Company a Certificate of Public Convenience and Necessity, which recognizes the need for and benefit of the project.

   In February 1996, the lead Federal agency, the Bureau of Land Management
(BLM) issued a positive Record of Decision for the project approving the issuance of a right-of-way grant of approximately 70 miles of BLM land and confirming that the EIR/S for the project meets the requirements of the National Environmental Protection Act. The Power Company is continuing to work with the Modoc National Forest in California to resolve outstanding environmental issues under their jurisdiction.

   The Power Company and the Humboldt-Toiyabe National Forest (HTNF) were unable to reach agreement with respect to an alternative of HTNF lands. Additionally, the Truckee Meadows Regional Planing Commission, citing land use conflicts, failed to find the project in conformance with the Regional Plan.

   To address these issues the Power Company has modified the southern portion of the line in Washoe County and withdraw its application with the HTNF. This new alternative is estimated to add $7-10 million to the project cost, being the permitting process during the summer of 1997 in order to commence construction in late summer 1997. Once operational, the project will provide greater system reliability and additional supply of hydro-electricity from the Pacific Northwest.

   As of December 31, 1996 the Power Company's electric transmission facilities consisted of approximately 3,800 overhead pole line miles and 80 substations and its distribution facilities consisted of approximately 9,200 overhead pole line miles, 4,300 underground cable miles and 176 substations.

   The Power Company's natural gas business is a local distribution company in the Reno-Sparks area. The Power Company currently has no ownership interest in the gas transmission facilities required to serve its customers.

   Natural gas purchased for the Power Company's retail gas customers and for use in its electric generating plants is transported on several FERC regulated pipelines.

   Northwest Pipeline Corporation (Northwest), in conjunction with Paiute Pipeline Company (Paiute), provides the Power Company access to natural gas supplies in British Columbia, Canada, the Rocky Mountain region, and the San Juan Basin. Northwest is a major interstate pipeline stretching from the Canadian border at Sumas, Washington, to the northwestern corner of New Mexico. Paiute interconnects with Northwest at the Idaho/Nevada border and runs to the southwest of the Reno/Lake Tahoe area of Nevada and California.

   With completion of the Tuscarora Gas Transmission Company's pipeline in December 1995, The Company has a financial interest in natural gas transmission facilities serving the northern Nevada market. Tuscarora Gas Transmission Company (TGTC), a partnership between a subsidiary of Sierra Pacific Resources and TransCanada Pipe Lines USA, Limited, began service on December 1, 1995. The pipeline interconnects with Pacific Gas Transmission (PGT) near Malin, Oregon and terminates at the Tracy Power Plant east of Reno/Sparks. In addition to providing natural gas service to the Power Company's Tracy Power Plant and distribution customers in the area.

   PGT is a major interstate pipeline stretching from the Canadian border at Eastport, Idaho to the California/Oregon border near Malin, Oregon. NOVA and Alberta Natural Gas (ANG) pipelines are upstream of PGT in the British Columbia and Alberta provinces of Canada. Firm transportation service on Tuscarora and upstream pipelines improves the reliability of the Power Company's gas supplies and provides additional access to abundant and competitively priced supply in Alberta, Canada.

   The Power Company has contracted for firm winter only and annual gas supplies with ten Canadian and domestic suppliers to meet the firm requirements of its LDC and electric operations. The contracts total 120,000 decatherms per day through March 1997; 40, decatherms per day for April through October 1997; and 50,000 decatherms per day for the remainder of the year. This ensures that the power Company is able to lock-in a significant portion of its gas supply cost while retaining the flexibility to purchase spot market supplies.

   The Power Company's firm natural gas supply is supplemented with natural gas storage and supply from a Northwest-owned facility located at Jackson Prairie in southern Washington, liquid natural gas (LNG) storage and supply from a facility located in Lovelock, Nevada. The LNG facility is operated by Paiute and is used for meeting peak demand. The Jackson Prairie and LNG facilities can contribute a total of approximately 45,000 decatherms per day of peaking supplies. The Power Company meets its peak day requirements above Northwest/Paiute capacity with firm transpiration capacity on the Tuscarora Pipeline and PGT.

   Following is a summary of both the transportation and approximate storage capacity of the Power Company's current gas supply system. The firm transportation capacity exists to serve primarily the local distribution company customers and the interruptible transportation capacity exists to serve primarily the Power Company's electric generating plants. The storage capacity is essentially for the peaking requirements of the local distribution gas business only.

   Transportation Capacity
   -----------------------
   Northwest -  70,696 decatherms per day firm
                90,000 decatherms per day interruptible
   Paiute    - 105,774 decatherms per day firm from November
                       through March
                63,044 decatherms per day firm from April through October
                90,000 decatherms per day interruptible
   NOVA      -  30,000 decatherms per day firm
   ANG       -  30,000 decatherms per day firm
   PGT       -  30,000 decatherms per day firm
                30,000 decatherms per day firm (winter only)
                90,000 decatherms per day interruptible
   TGTC      -  95,000 decatherms per day firm

   Storage Capacity
   ----------------
   Northwest - 277,997 decatherms from Jackson Prairie
             -  12,733 decatherms per day from Jackson Prairie
   Paiute    - 463,034 decatherms from Lovelock LNG
             -  35,078 decatherms per day from Lovelock LNG facility

   The Power Company's LDC natural gas requirements have averaged between 10 and 12 million decatherms annually over the past few years. Total LDC therm sales in 1996 and 1995 were 11.8 million decatherms and
10.8 million decatherms, respectively. Electric generating plant requirements were 31 million decatherms and 25 million decatherms respectively for 1996 and 1995.

   As of December 31, 1996 the Power Company owned and operated approximately 1,200 miles of three-inch equivalent natural gas distribution lines.

   The Power Company's current natural gas resource plan was approved, in September 1995. It contains forecasts of future natural gas demand and the Power Company's plans to meet these requirements economically while maintaining reliable service. The resource plan provides for a mix of Canadian and domestic suppliers to meet the natural gas demand. The plan, also, incorporates the development of demand-side programs with the planning of distribution facilities and the criteria for evaluating gas supply contracts.

3.  The following information for the last calendar year with
    -------------------------------------------------------------
    respect to claimant and each of its subsidiary public utility
    -------------------------------------------------------------
    companies:
    -------------------------------------------------------------


(a) Number of Kwh of electric energy sold (at retail or wholesale)
    --------------------------------------------------------------
    and Mcf of natural or manufactured gas distributed at retail.
    --------------------------------------------------------------

    The Power Company sold approximately 7,990,100 Mwh of electric energy for the year ended December 31, 1996 and sold approximately 12,577,300 Mcf of natural gas at retail during the same period.

(b) Number of Kwh of electric energy and Mcf of natural or
    --------------------------------------------------------------
    manufactured gas distributed at retail outside the State in
    --------------------------------------------------------------
    which each such company is organized.
    --------------------------------------------------------------

    The Power Company sold approximately 483,600 Mwh at retail to customers in the State of California for the year ended December 31, 1996

(c) Number of Kwh of electric energy and Mcf of natural or
    --------------------------------------------------------------
    manufactured gas sold at wholesale outside the State in which
    --------------------------------------------------------------
    each such company is organized, or at the State line.
    --------------------------------------------------------------

    The Power Company sold approximately 438,000 Mwh at wholesale to customers in the State of California for the year ended December 31, 1996

(d) Number of Kwh of electric energy and Mcf of natural or
    ---------------------------------------------------------------
    manufactured gas purchased outside the State in which each
    ---------------------------------------------------------------
    such company is organized or at the State line.
    ----------------------------------------------

    The Power Company purchased approximately 2,680,300 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 1996. The Power Company purchased approximately 41,552,900 Mcf of natural gas from outside the State of Nevada during the year ended December 31, 1996 of which approximately 11,491,300 Mcf were used for local distribution and approximately 30,062,000 Mcf were used for electric power generation.

4.  The following information for the reporting period with
    --------------------------------------------------------------
    respect to claimant and each interest it holds directly or
    --------------------------------------------------------------
    or indirectly in an EWG or a foreign utility company, stating
    --------------------------------------------------------------
    monetary amounts in United States dollars:
    --------------------------------------------------------------

    None.


(a) Name, location, business address and description of the
    --------------------------------------------------------------
    facilities used by the EWG or foreign utility company for the
    --------------------------------------------------------------
    generation, transmission and distribution of electric energy
    --------------------------------------------------------------
    for sale or for the distribution at retail of natural or
    --------------------------------------------------------------
    manufactured gas.
    --------------------------------------------------------------

    None.


(b) Name of each system company that holds an interest in such EWG
    --------------------------------------------------------------
    or foreign utility company, and description of the interest
    --------------------------------------------------------------
    held.
    --------------------------------------------------------------

    None.


(c) Type and amount of capital invested, directly or indirectly,
    --------------------------------------------------------------
    by the holding company claiming exemption; any direct or
    --------------------------------------------------------------
    indirect guarantee of the security of the EWG or foreign
    --------------------------------------------------------------
    utility company by the holding  company claiming exemption;
    --------------------------------------------------------------
    and any debt or other financial obligation for which there is
    --------------------------------------------------------------
    recourse, directly or indirectly, to the holding company
    --------------------------------------------------------------
    claiming exemption or another system company, other than the
    --------------------------------------------------------------
    EWG or foreign utility company.
    --------------------------------------------------------------

    None.

(d) Capitalization and earnings of the EWG or foreign utility
    -------------------------------------------------------------
    company during the reporting period.
    -------------------------------------------------------------

    None.

(e) Identify any service, sales or construction contract(s)
    -------------------------------------------------------------
    between the EWG or foreign utility company and a system
    -------------------------------------------------------------
    company, and describe the services to be rendered or
    -------------------------------------------------------------
    goods sold and fees or revenues under such agreement(s).
    -------------------------------------------------------------

    None.

                                   Exhibit A
                                   ---------


  The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

  Consolidating Balance Sheet as of December 31, 1996

  Consolidating Statement of Income for the year ended
  December 31, 1996.

  Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 1996.



                                   Exhibit B
                                   ---------

  Financial Data Schedule for the year ended December 31, 1996.


                                   Exhibit C
                                   ---------

  Inapplicable.

   The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 28th day of February 1997.
                                         ----        --------

                                         SIERRA PACIFIC RESOURCES
                                         ------------------------
                                            (Name of Claimant)


                                      By    Malyn K. Malquist
                                        -------------------------
                                            Malyn K. Malquist
                                            Principal Financial and
                                            Accounting Officer

CORPORATE SEAL
Attest:


_________________________________


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Malyn K. Malquist                         Chief Financial Officer
------------------------------------------------------------------
    (Name)                                       (Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada  89520-3150
------------------------------------------------------------------
                         (Address)

                                   EXHIBIT A                            2/26/97
                                    Page 1


SIERRA PACIFIC RESOURCES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
(Dollars in thousands)
(Unaudited)                        SPR         SPPCO         LOS           SGHC          TGPC          SWDC        E-THREE
-----------------------------   ----------   ----------   ----------   ------------   -----------   ----------   -----------
ASSETS:

  UTILITY AND OTHER             $        -   $1,543,210       $3,228   $         -       $     -          $618            -
   PROPERTY, NET

  INVESTMENT IN OIL & GAS                -            -            -             -             -             -            -
   PROPERTIES, NET

  NOTES RECEIVABLE                       -            -            -             -             -             -            -

  INVESTMENT IN SUBSIDIARIES       629,805       22,395            -             -        17,640             -            -

  CURRENT ASSETS                    17,949      127,205        2,025           205         1,067            17           60

  DEFERRED ASSETS                        -      149,818            -             -             -             -            -
                                  --------   ----------       ------   -----------       -------          ----   ----------

TOTAL ASSETS                      $647,754   $1,842,628       $5,253   $       205       $18,707          $635   $       60

CAPITALIZATION AND
 LIABILITIES:

  COMMON EQUITY                   $594,860   $  606,896       $3,852         ($109)      $18,061          $633        ($230)

  PREFERRED STOCK                        -      121,615            -             -             -             -            -

  LONG-TERM DEBT                    30,000      607,287          558             -             -             -            -
                                  --------   ----------       ------   -----------       -------          ----   ----------

TOTAL CAPITALIZATION               624,860   $1,335,798        4,410          (109)       18,061           633         (230)

  CURRENT LIABILITIES               20,890      163,835          481            (4)       (1,214)            1          414

  DEFERRED CREDITS                   2,004      342,995          362           318         1,860             1         (124)
                                  --------   ----------       ------   -----------       -------          ----   ----------

TOTAL CAPITALIZATION AND          $647,754   $1,842,628       $5,253   $       205       $18,707          $635   $       60
 LIABILITIES                      ========   ==========       ======   ===========       =======          ====   ==========

                               ELIMINATIONS    CONSOLIDATED
                               -------------   ------------
ASSETS:

  UTILITY AND OTHER            $          -      $1,547,056
   PROPERTY, NET

  INVESTMENT IN OIL & GAS                 -               -
   PROPERTIES, NET

  NOTES RECEIVABLE                        -               -

  INVESTMENT IN SUBSIDIARIES       (629,102)         40,738

  CURRENT ASSETS                    (16,786)        131,742

  DEFERRED ASSETS                         -         149,818
                               ------------      ----------

TOTAL ASSETS                      ($645,888)     $1,869,354

CAPITALIZATION AND
 LIABILITIES:

  COMMON EQUITY                   ($629,102)     $  594,861

  PREFERRED STOCK                         -      $  121,615

  LONG-TERM DEBT                          -      $  637,845
                               ------------      ----------

TOTAL CAPITALIZATION               (629,102)      1,354,321

  CURRENT LIABILITIES               (16,786)     $  167,617

  DEFERRED CREDITS                        -      $  347,416
                               ------------      ----------

TOTAL CAPITALIZATION AND          ($645,888)     $1,869,354
 LIABILITIES                   ============      ==========

                                  EXHIBIT A
                                    Page 2


SIERRA PACIFIC RESOURCES
CONSOLIDATING INCOME
 STATEMENT
TWELVE MONTHS ENDED
 DECEMBER 31, 1996
(Dollars in thousands)
(Unaudited)                        SPR         SPPCO         LOS         SGHC          TGPC      SWDC     E-THREE
-----------------------------   ----------   ----------   ---------   -----------   ----------   -----   ----------

OPERATING REVENUES                 $71,116     $619,724      $3,590   $       -         $3,816    ($4)   $       -

OPERATING EXPENSES                   1,384      512,715       2,752          135         1,654      8          185
                                   -------     --------      ------       ------        ------   ----       ------

OPERATING INCOME                    69,732      107,009         838         (135)        2,162    (12)        (185)

OTHER INCOME                           233        6,098         180            9             -      -            -
                                   -------     --------      ------       ------        ------   ----       ------

  TOTAL INCOME                      69,965      113,107       1,018         (126)        2,162    (12)        (185)

NET INTEREST CHARGES                 2,666       37,706          53            -             -      -           45
                                   -------     --------      ------       ------        ------   ----       ------

INCOME BEFORE PREFERRED             67,299       75,401         965         (126)        2,162    (12)        (230)
 DIVIDENDS

LESS: PREFERRED DIV                      -        8,049           -            -             -      -            -
 REQUIREMENTS OF SUB.              -------     --------      ------       ------        ------   ----       ------

NET INCOME                         $67,299     $ 67,352      $  965        ($126)       $2,162   ($12)       ($230)
                                   =======     ========      ======       ======        ======   ====       ======


                              ELIMINATIONS    CONSOLIDATED
                              -------------   ------------

OPERATING REVENUES                ($70,531)       $627,711

OPERATING EXPENSES                       -         518,833
                                  --------        --------

OPERATING INCOME                   (70,531)        108,878

OTHER INCOME                             -           6,520
                                  --------        --------

  TOTAL INCOME                     (70,531)        115,398

NET INTEREST CHARGES                     -          40,470
                                  --------        --------

INCOME BEFORE PREFERRED            (70,531)         74,928
 DIVIDENDS

LESS: PREFERRED DIV                      -           8,049
 REQUIREMENTS OF SUB.             --------        --------

NET INCOME                        ($70,531)       $ 66,879
                                  ========        ========


                                   EXHIBIT A                             2/26/97
                                    Page 3


SIERRA PACIFIC RESOURCES
CONSOLIDATING STATEMENT OF RETAINED
 EARNINGS
DECEMBER 31, 1996
(Dollars in thousands)
(Unaudited)                        SPR          SPPCO         LOS         SGHC         TGPC      SWDC     E-THREE
-----------------------------   ----------    ----------    --------    --------    ----------   ----    ---------

RETAINED EARNINGS AT BEG. OF      $ 80,445    $   84,945    ($10,424)   ($31,361)   $      695   ($49)   $       -
 YEAR

INCOME BEFORE PREFERRED             67,299        75,401         965        (126)        2,162    (12)        (230)
 DIVIDENDS

DIVIDENDS DECLARED                  35,458        71,308       3,000         250         2,015      -            -

OTHER                                 (545)         (580)          -           -             -      -            -
                                  --------    ----------    --------    --------    ----------   ----    ---------

RETAINED EARNINGS AT END OF       $111,741    $   88,458    ($12,459)   ($31,737)   $      842   ($61)       ($230)
 YEAR                             ========    ==========    ========    ========    ==========   ====    =========

                                  ELIMINATIONS    CONSOLIDATED
                                  ------------    ------------

RETAINED EARNINGS AT BEG. OF          ($43,805)   $     80,446
 YEAR

INCOME BEFORE PREFERRED                (70,531)         74,928
 DIVIDENDS

DIVIDENDS DECLARED                     (68,250)         43,781

OTHER                                    1,273             148
                                  ------------    ------------

RETAINED EARNINGS AT END OF           ($44,813)   $    111,741
 YEAR                             ============    ============


                                   EXHIBIT B                             2/26/97
                                    Page 1

SIERRA PACIFIC RESOURCES
FINANCIAL DATA SCHEDULE
DECEMBER 31, 1996
(Dollars in thousands)
(Unaudited)                      Item No.          Caption Heading                  Amount
-----------------------------   ----------    ----------------------------        ----------
                                    1         Total Assets                        $1,869,354
                                    2         Total Operating Revenues              $627,711
                                    3         Net Income                             $66,879
